Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 18, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11156
FT 60/40 Target Income Portfolio Series
(the “Trust”)
CIK No. 1991966 File No. 333-275567

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure in the second paragraph of the Portfolio Selection Process states, “The U.S. equity ETFs held by the Trust invest in dividend-paying common stocks across all market capitalizations.” Please clarify or disclose how much the ETFs invest (i.e. the percentage) in dividend-paying common stocks.

            Response: In accordance with the Staff’s comment, the disclosure will be revised as follows (emphasis added):

“The U.S. equity ETFs held by the Trust invest primarily in dividend-paying common stocks across all market capitalizations.”

The Trust respectfully declines to add any specific percentages to the Trust’s prospectus regarding the holdings of the underlying ETFs as the Trust does not believe it is necessary for investor comprehension.

2.       The Staff notes the disclosure in the third paragraph of the Portfolio Selection Process states, “The fixed income ETFs held by the Trust are diversified among U.S. and foreign fixed income securities to provide investors with income and diversification across a broad range of fixed income asset classes.” Please clarify or disclose how much the ETFs invest (i.e. the percentage) in fixed income securities.

            Response: In accordance with the Staff’s comment, the disclosure will be revised as follows (emphasis added):

“The fixed income ETFs held by the Trust invest primarily in fixed income securities and are diversified among U.S. and foreign fixed income securities to provide investors with income and diversification across a broad range of fixed income asset classes.”

The Trust respectfully declines to add any specific percentages to the Trust’s prospectus regarding the holdings of the underlying ETFs as the Trust does not believe it is necessary for investor comprehension.

3.       The Staff notes that the disclosure states that one of the factors considered for the fixed income ETFs is exposure to different fixed income asset types. Please revise the disclosure to identify the fixed income asset types held by the fixed income ETFs.

            Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The fixed income ETFs held by the Trust are diversified among U.S. and foreign fixed income securities to provide investors with income and diversification across a broad range of fixed income asset classes, including investment grade corporate bonds, high-yield bonds, mortgage-backed securities, U.S. Treasury Obligations, preferred securities, convertible securities, senior loans and foreign sovereign debt.”

4.       Please clarify whether all the fixed income ETFs invest in a broad range of fixed income asset classes or a single asset type.

          Response: The Trust confirms that the fixed income ETFs held by the Trust invest in a broad range of fixed income asset classes. Please refer to the Trust’s response to Comment No. 3 for the revised disclosure.

5.       The Staff notes that the “Asset Type Valuation” paragraph in the Portfolio Selection Process states, “credit quality (there is no specified limit of high-yield securities as a percent of Trust assets).” Please clarify how much of the portfolio consists of high-yield securities and investment grade securities.

          Response: The Trust notes that approximately 40% of its portfolio consists of fixed income ETFs. The fixed income ETFs invest in investment grade corporate bonds and high-yield bonds, but there are no specific limits for either of the securities. The Trust notes that Trust’s current portfolio will consist of approximately 15% in investment grade bonds and 12.8% in high-yield bonds. The Trust confirms that the revised disclosure will state that the Trust invests in fixed income ETFs which invest in investment grade corporate bonds and high-yield bonds and corresponding risk disclosure for each will be listed under the Principal Risks section. However, the Trust respectfully declines to add a specific percentage regarding the underlying holdings of the fixed income ETFs to the prospectus as the Trust does not believe its necessary for investor comprehension.

6.       The Staff notes that the “Asset Type Fundamentals” paragraph in the Portfolio Selection Process states, “Asset type fundamentals are metrics that impact a particular fixed income asset type, such as underlying leverage of issuers.” Please clarify whether there are criteria for the underlying leverage of issuers.

           Response: The Trust notes that there are no specific criteria for the underlying leverage of issuers. In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“There are no specific criteria for the underlying leverage, earnings, debt levels, or interest coverage of an issuer; instead, those factors are considered in combination with each other to construct an overall view of valuation for each fixed-income asset type that aids in determining the allocations for the Trust’s portfolio.”

7.       The Staff notes that the “Asset Type Fundamentals” paragraph in the Portfolio Selection Process states, “Asset type fundamentals are metrics that impact a particular fixed income asset type, such as …earnings and debt levels of issuers and interest coverage of issuers.” Please clarify whether there are criteria for earnings and debt levels of issuers and interest coverage of issuers.

         Response: The Trust notes that there are no specific criteria for earnings, debt levels and interest coverage of issuers; those factors are considered in combination with the other factors to construct an overall view of valuation for each fixed income asset type to aid in determining final allocations for the Trust’s portfolio. Please refer to the Trust’s response to Comment No. 6 for the revised disclosure.

8.       Please consider whether the inclusion of high-yield securities and investment grade securities in the Additional Portfolio Contents section is necessary.

         Response: The Trust notes that the references to high-yield securities and investment grade securities will be removed from the Additional Portfolio Contents given that they are previously disclosed in the Portfolio section.

Risk Factors

9.       The Staff notes that the Trust invests in convertible securities. If the ETFs held by the Trust invest in Contingent Convertible Bonds (“CoCos”), please add relevant risk disclosure.

           Response: If, based on the Trust’s final portfolio, the Trust has exposure to ETFs that invest in contingent convertible bonds, the following disclosure will be added as the last paragraph of the Convertible Securities Risk:

“Certain of the Funds held by the Trust invest in contingent convertible securities (“CoCos”). CoCos are hybrid debt securities typically issued by banking institutions and either convert into equity at a predetermined share price or are written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs. Trigger events vary by instrument and are defined by the documents governing the contingent convertible security. CoCos may have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. In the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the contingent convertibles against the issuer will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if CoCos are converted into the issuer’s underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. The value of CoCos are unpredictable and may be influenced by many factors including, without limitation: the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; supply and demand for CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, its particular market or the financial markets in general.”

10.       If the ETFs held by the Trust invest in emerging markets, please add relevant disclosure.

         Response: In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to ETFs that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

11.       If the ETFs held by the Trust invest significantly in subprime residential mortgage loans, please add relevant disclosure.

           Response: In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to ETFs that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

12.       The Staff notes that the disclosure states that the ETFs held by the Trust invest in common stocks across all market capitalizations. If the ETFs held by the Trust invest in small and/or mid capitalization companies, please add relevant risk disclosure.

Response: In accordance with the Staff’s comment, if the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon